UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

OR

☐                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission File No. 1-16097

A.                    Full title of the plan and address of the plan, if different from that of the issuer named below:

TAILORED BRANDS
401(k) SAVINGS PLAN

B.                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

TAILORED BRANDS, INC.
6380 Rogerdale Road
Houston, Texas 77072

TAILORED BRANDS 401(k) SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE	12

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2016	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	14

EXHIBITS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Tailored Brands 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tailored Brands 401(k) Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 27, 2017

TAILORED BRANDS 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

	2016	2015

ASSETS
Investments, at fair value	$215,896,156	$169,180,368

RECEIVABLES
Notes receivable from participants	9,749,470	9,123,770
Employer match contributions	126,901	—
Earnings on employer matching contributions	5,251	—

TOTAL ASSETS	225,777,778	178,304,138

LIABILITIES
Excess contributions refundable	834,866	366,403
TOTAL LIABILITIES	834,866	366,403

NET ASSETS AVAILABLE FOR BENEFITS	$224,942,912	$177,937,735

The accompanying notes are an integral part of these financial statements.

TAILORED BRANDS 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

ADDITIONS:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$17,343,695	$(19,655,261)
Dividends and other	4,775,847	7,603,676

Total investment income/(loss)	22,119,542	(12,051,585)

Contributions:
Employee contributions	13,500,401	13,750,548
Rollover contributions	1,196,180	1,259,394
Employer contributions	1,177,948	1,084,008

Total contributions	15,874,529	16,093,950

Interest income on notes receivable from participants	374,838	369,306

Total additions	38,368,909	4,411,671

DEDUCTIONS:
Benefits paid to participants	30,745,278	16,838,175
Administrative expenses	72,674	69,100

Total deductions	30,817,952	16,907,275

NET INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFER	7,550,957	(12,495,604)

Transfer of Assets from Jos. A. Bank 401(k) Plan (Note 4)	39,454,220	—

NET INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS AFTER TRANSFER	47,005,177	(12,495,604)

NET ASSETS AVAILABLE FOR BENEFITS, Beginning of year	177,937,735	190,433,339

NET ASSETS AVAILABLE FOR BENEFITS, End of year	$224,942,912	$177,937,735

The accompanying notes are an integral part of these financial statements.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.                     DESCRIPTION OF PLAN

The following description of Tailored Brands 401(k) Savings Plan (the “Plan”) (formerly The Men’s Wearhouse, Inc. 401(k) Savings Plan) provides only general information. Participants should refer to the Plan and trust agreements for more information.

General — The Plan is a defined contribution plan that provides eligible employees with future retirement benefits through a tax-deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 31, 2016, Tailored Brands, Inc., a Texas corporation (“Tailored Brands”), became the successor reporting company to The Men’s Wearhouse, Inc. (“Men’s Wearhouse”), pursuant to a holding company reorganization (the “Reorganization”).  Upon completion of the Reorganization, each issued and outstanding share of common stock of Men’s Wearhouse was automatically converted into one share of common stock of Tailored Brands, having the same designations, preferences, limitations, and relative rights and corresponding obligations as the shares of common stock of the Men’s Wearhouse.  As a result, effective as of January 31, 2016, the Men’s Wearhouse Stock Fund investment option under the Plan automatically became the Tailored Brands Stock Fund and the shares of stock in such fund were converted, without any further action on the part of Tailored Brands or Men’s Wearhouse, to that number of shares of Tailored Brands common stock (“TLRD”) equal to the number of shares of Men’s Wearhouse Common Stock held in the fund as of January 31, 2016.

On June 18, 2014, The Men’s Wearhouse, Inc. acquired Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank”), which maintained the Jos. A. Bank 401(k) Plan (“JAB Plan”) for the benefit of its employees. Effective December 1, 2016 the non-union Jos. A. Bank 401(k) Plan assets were transferred into the Tailored Brands 401(k) Savings Plan with a new recordkeeper, Empower Retirement.

Eligibility — The Plan provides that certain employees of Tailored Brands Shared Services, LLC, a wholly owned subsidiary of Tailored Brands, Inc., and participating subsidiaries affiliates (the “Company”) become eligible to participate after 90 days of service.

Administration — The Plan is administered by an Advisory Committee made up of four employees.  Prior to December 1, 2016, investments of the Plan were held in trust by T. Rowe Price Trust Company and, as of December 1, 2016 are held in trust by Great-West Trust Company LLC (as applicable, “the Trustee”).

Contributions — Eligible employees may make pre and post-tax contributions up to 75% of compensation subject to the current-year statutory limitations (subject to cost-of-living adjustments). Effective December 1, 2016, Roth and Roth Catch-up Deferrals can be made to the Plan. Participants who will attain age 50 before the end of a Plan year are eligible to make catch-up contributions for that year. The Plan allows the Company to make discretionary matching contributions. For 2016, the maximum amount of the employer matching contribution is 100% of the employee’s first $200 in salary deferral contributions made under the Plan, which includes all participating employers and the Jos. A. Bank non-union employees that joined the Plan effective December 1, 2016.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (continued)

For 2015, the maximum amount of the employer matching contribution is 100% of the employee’s first $200 in salary deferral contributions made under the Plan. For JA Apparel Corp. employees who joined the Plan in 2015, the employer match is 50% of the first 6% of contributions not to exceed more than 3% of the employee compensation for 2015.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and certain administrative expenses, such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. Allocations are based on participant earnings or account balances in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Employee contributions are deposited into a trust account, which is invested by the Trustee in various investment options as directed by each participant. The investment options available for 2016 included a common stock fund holding shares of the common stock of TLRD, mutual funds, and a stable value fund maintained by the Trustee. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.

Vesting — Participants are always 100% vested in their salary deferral contribution accounts, rollover contribution accounts, prior matching contribution accounts, and qualified non-elective employer contribution accounts. For employer matching contribution amounts participants vest after completing two years of service with the Company. Employer matching contributions made to JA Apparel Corp. Voluntary Investment Plan  accounts (which were merged into the 401(k) Plan effective at the close of business January 1, 2015) are subject to the following vesting schedule: 20% of the employer matching contributions will be vested after one year of service, 40% after two years of service, 60% after three years of service, 80% after four years of service, and 100% of the employer matching contributions will be vested after five years of service.

Distributions to Participants — Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

Participant Loans — Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.

Forfeited Accounts — The Plan allows the forfeitures of nonvested Company-matching contributions from terminated participant accounts to be used to offset future Company-matching contributions, to pay certain administrative expenses, and to make account restorations.

For the years ended December 31, 2016 and 2015, forfeited nonvested amounts totaled $16,454 and $32,361, respectively. Forfeitures of $66,391 and $42,667 were used to reduce employer-matching contributions in 2016 and 2015, respectively.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (continued)

2.                     SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investments, including common stock, mutual funds, and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end.  The Tailored Brands Stock Fund is valued at the closing price of the common stock reported on the New York Stock Exchange on the last business day of the Plan year. The T. Rowe Price Stable Value Fund is stated at fair value using NAV as a practical expedient. The T. Rowe Price Stable Value Fund is a Common Trust Fund offered and managed by the Trustee. The fund strategies seek current income while maintaining stability of invested principal. The fund invests in synthetic guaranteed investment contracts, U.S. Treasury and agency securities, and cash and cash equivalents, including money market instruments. The trust will also maintain a cash reserve to augment its liquidity. The level of the cash reserve is predicated on expected future liquidity needs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the Fund’s constant NAV of $1 per unit.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (continued)

Administrative Expenses — The Company pays all administrative expenses of the Plan either with Company funds, or with funds in the Plan forfeiture account (arising from nonvested amounts forfeited by terminated participants), with the exception of certain participant loan fees, overnight delivery fees requested by participants in relation to distribution checks, mutual fund frequent trading fees (charged by the mutual fund companies against sales proceeds), and brokerage commissions and Securities and Exchange Commission fees on TLRD stock transactions, which are paid by the Plan and charged against the individual participants’ Plan accounts which incurred the expense. Investment management fees are netted against the return earned on each fund in individual participants’ Plan accounts.

Payment of Benefits — Benefits are recorded when distribution checks or wires are issued from the trust used to fund the Plan (the “Trust”).

New Accounting Pronouncements — In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied ASU 2015-07 retrospectively, as required. The adoption has been reflected in Note 3 — Fair Value Measurements of the financial statements. The adoption had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits as of December 31, 2016 and December 31, 2015.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Part I and Part II as of December 31, 2015 and has applied the provisions retrospectively. ASU 2015-12 Part III is not applicable to the Plan.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (continued)

3.                     FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015.

Assets measured at fair value as of December 31, 2016:

	Fair Value Measurements
	Level 1	Total

Common stock fund	$18,042,728	$18,042,728
Mutual funds	185,107,370	185,107,370
Cash and cash equivalent	16,472	16,472
	$203,166,570	$203,166,570

Investments measured at net asset value:
Common/collective trust funds - Stable Value fund		$12,729,586

Total assets at fair value		$215,896,156

Assets measured at fair value as of December 31, 2015:

	Fair Value Measurements
	Level 1	Total

Common stock fund	$9,875,746	$9,875,746
Mutual funds	146,697,074	146,697,074
	156,572,820	156,572,820
Investments measured at net asset value:
Common/collective trust funds - Stable Value fund		$12,607,548

Total assets at fair value		$169,180,368

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (continued)

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the years ended December 31, 2016 and 2015, respectively, there were no transfers in or out of Level 1.

4.                     PLAN CONSOLIDATION

As described in Note 1, effective as of December 1, 2016 the assets of the non-union JAB Plan were transferred into the Plan and non-union JAB Plan participants became participants in the Plan and are subject to the provisions of the Plan including participation in the Tailored Brands Stock Fund. With the exception of participant loan notes of $906,788, which were transferred to the Plan in-kind, all investments held by the non-union JAB Plan, totaling $38,547,432 were liquidated and transferred to the Plan as of the close of business on November 30, 2016 and were received by the Plan on December 1, 2016.

5.                     PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

6.                     FEDERAL INCOME TAX STATUS

Prior to December 1, 2016, the Plan utilized a Volume Submitter Plan Document provided through T. Rowe Price Company. The Internal Revenue Service (“IRS”) has issued an advisory letter with respect to the acceptability and status of the Volume Submitter Plan Document and the Company may rely on that advisory letter. Effective December 1, 2016 the Plan moved from T. Rowe Price to Empower Retirement and now utilizes a Non-Standardized Plan Document and Adoption Agreement provided through Great-West Trust Company LLC.  The advisory letter was issued by the IRS to this Non-Standardized Plan on March 31, 2014 and the Company may rely on this advisory letter. The Plan’s administrator believes the Plan continues to maintain its tax-exempt status.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The respective Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by the IRS. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2013.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (continued)

7.                     EXCESS CONTRIBUTIONS REFUNDABLE

The Company has completed discrimination testing for the year ended December 31, 2016. For the Plan year ended December 31, 2016, $834,866 was required to be refunded to satisfy the 2016 Plan year non-discrimination test.  A distribution of $759,815 (including realized gain in the amount of $34,860) was paid before March 15, 2017. An additional realized gain of $75,051 on this amount was also distributed to affected participants on May 19, 2017. For the Plan year ended December 31, 2015, $366,403 (including realized loss in the amount of $22,119) was refunded on March 9, 2016 to satisfy the 2015 Plan year non-discrimination test.

8.                     EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments, including the T. Rowe Price Stable Value Fund, are shares of a common collective investment fund managed by the Trustee. Tailored Brands  Common Stock Fund invests in the common stock of TLRD. Transactions with the Trustee and the Company, as well as participant loans, qualify as exempt party-in-interest transactions. At December 31, 2016, the fair value of the Tailored Brands Stock Fund held by the Plan was $18,042,728.  At December 31, 2015, the fair value of the Men’s Wearhouse Stock Fund held by the Plan was $9,875,746.

9.                     STABLE VALUE FUND

The beneficial interest of each participant in the T. Rowe Price Stable Value Fund (the “Fund”) is represented by units.  Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants in the Fund ordinarily may direct the withdrawal or transfer of all or a portion of their investment at the Fund’s constant NAV of $1 per unit.

The Fund imposes certain restrictions on investments made under the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact  at a constant  NAV of $1 per unit.  Plan management believes that events causing the Fund to transact at less than $1 per unit are unlikely to occur. As discussed in Note 2, the Plan early adopted ASU 2015-07 and presented the Plan’s Stable Value Fund (SVF) as a fully benefit-responsive investment at contract value as of December 31, 2015. However, upon further review of the SVFs structure and valuation methodology, in light of the guidance in ASU 2015-07 and ASU 2015-12 Part I, management has determined that the presentation of the Plan’s Stable Value Fund should be reclassified from fully benefit-responsive investment contract measured at contract value within its Statement of Net Assets Available for Benefits as of December 31, 2015 to “Investments, at fair value” which is measured at NAV per share. The reclassification did not impact the valuation of the Stable Value Fund as of December 31, 2015.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (continued)

10.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and increases in net assets available for benefits per the financial statements for the years ended December 31, 2016 and 2015, to Form 5500:

	Years Ended December 31,
	2016	2015

Net assets available for benefits per the financial statements	$224,942,912	$177,937,735

Total net assets per Form 5500	$224,942,912	$177,937,735

Increase/(decrease) in net assets available for benefits per the financial statements	$47,005,177	$(12,495,604)
Change in the adjustment from contract value to fair value for fully benefit-responsive stable value fund	—	(183,667)

Net income/(loss) per Form 5500	$47,005,177	$(12,679,271)

11.              SUBSEQUENT EVENTS

The following changes to the Plan are effective January 1, 2017:

•                  full-time employees are eligible to participate in the Plan after completing two months of service and attaining age 21; however, part-time, temporary or seasonal employees are eligible after completing one year of service and attaining age 21.

•                  full-time employees are able to enter the Plan on the first of the month upon completion of the eligibility period and part-time employees are able to enter the Plan on the first day of each Plan year quarter upon completion of the eligibility period.

•                  the Plan administrator has limited the percentage of participant’s accounts that may be invested in the Company’s common stock to 20% of their total account value.  Employee deferral into the Company’s common stock is also limited to 20% per pay period.

•                  employees must be employed on the last day of the Plan year, December 31, and have completed at least 1,000 hours of service in the Plan year in order to receive the employer matching contribution.

•                  the maximum amount of the employer matching contribution is 25% of the employee’s first 6% in salary deferral contributions made under the Plan.

•                  eligible employees who enter the plan prior to January 1, 2017,  are immediately 100% vested for any employer contributions made to the Plan.  Eligible employees who enter the plan after January 1, 2017, are subject to a vesting schedule of 100% after two years of service for any employer contributions made to the Plan.

•                  participants designated as Highly Compensated Employees may not defer in excess of 6% of compensation per pay period.

******

SUPPLEMENTAL SCHEDULE

TAILORED BRANDS 401(k) SAVINGS PLAN

Employer Identification Number: 47-4894752

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

		(c) Description of
		Investment, Including
	(b) Identity of Issue,	Maturity Date, Rate
	Borrower, Lessor, or	of Interest, Collateral,		(e) Current
(a)	Similar Party	Par or Maturity Value	(d) Cost	Value

	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value INST	(2)	$4,027,430
	American Funds	American Funds EuroPacific Growth R6	(2)	3,122,023
	Vanguard Morgan	Vanguard Morgan Growth Fund - Admiral	(2)	3,733,960
	Vanguard INST	Vanguard Institutional Index Fund	(2)	7,363,435
	Vanguard INST	Vanguard Small Cap Index, Adm	(2)	2,808,594
	Vanguard INST	Vanguard Instl Trgt Retire Inc Instl	(2)	3,152,882
	Vanguard INST	Vanguard Instl Trgt Retire 2010 Instl	(2)	6,040,786
	Vanguard INST	Vanguard Instl Trgt Retire 2015 Instl	(2)	16,810,481
	Vanguard INST	Vanguard Instl Trgt Retire 2020 Instl	(2)	26,497,185
	Vanguard INST	Vanguard Instl Trgt Retire 2025 Instl	(2)	30,742,164
	Vanguard INST	Vanguard Instl Trgt Retire 2030 Instl	(2)	22,401,255
	Vanguard INST	Vanguard Instl Trgt Retire 2035 Instl	(2)	18,909,393
	Vanguard INST	Vanguard Instl Trgt Retire 2040 Instl	(2)	12,042,020
	Vanguard INST	Vanguard Instl Trgt Retire 2045 Instl	(2)	8,386,268
	Vanguard INST	Vanguard Instl Trgt Retire 2050 Instl	(2)	4,330,122
	Vanguard INST	Vanguard Instl Trgt Retire 2055 Instl	(2)	1,987,597
	Vanguard INST	Vanguard Instl Trgt Retire 2060 Instl	(2)	215,074
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	6,464,984
	Dodge & Cox	Dodge & Cox Income Fund	(2)	6,071,717

	Total mutual funds			185,107,370

*	STABLE VALUE FUND**	T. Rowe Price Stable Value Fund	(2)	12,729,586

	OTHER:
*	Cash and cash equivalent	Unallocated Contributions	(2)	16,472
*	Common stock	Tailored Brands Common Stock	(2)	18,042,728
*	Loans to participants	Loans to Participants (1)	$0	9,749,470

	TOTAL			$225,645,626

*                      Party-in-interest

**               Investment at contract value being deemed at fair value

(1)              Loans generally consists of five-year installment notes with interest rates originating at prime + 1%, resulting in interest rates ranging from 3.25% to 10.5%.

(2)              Cost information has been omitted because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of Tailored Brands 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAILORED BRANDS
401(k) SAVINGS PLAN

Date: June 27, 2017
/s/ Jack P. Calandra
Jack P. Calandra,
Member of the Advisory Committee

EXHIBITS

Exhibit
Number		Description

23.1	—	Consent of Independent Registered Public Accounting Firm, McConnell & Jones LLP (filed herewith).